CSB BANCORP, INC.
EXHIBIT 11
STATEMENT REGARDING COMPUTATION OF PER SHARE EARNINGS

	Three Months Ended
	March 31,
	2008	2007
Basic Earnings Per Share
Net income	$1,001,760	$814,512

Weighted average common shares	2,444,597	2,487,087
Basic Earnings Per Share	$0.41	$0.33

Diluted Earnings Per Share
Net income	$1,001,760	$814,512

Weighted average common shares	2,444,597	2,487,087
Weighted average effect of assumed stock options	45	—

Total	2,444,642	2,487,087

Diluted Earnings Per Share	$0.41	$0.33

20.